Atlas Copco press information

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CONTACT: Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+ 46 8 743 8074, mobile +46 70 349 8074

Lotta Bynke, Communications Manager, Atlas Copco Construction Tools
+ 46 8 743 96 02

Atlas Copco's Technical Award goes to Roland Henriksson

Stockholm, Sweden, March 11, 2004 — Roland Henriksson of Atlas Copco Construction Tools AB is the 2004 recipient of Atlas Copco's prestigious John Munck Award. Henriksson was nominated for his strong project management skills in the development of Atlas Copco's Solid Body Concept (SBC) for hydraulic breakers.

The John Munck Award is presented for excellence in innovative technical thinking that results in products with proven commercial success.

Henriksson's work has resulted in a complete concept for the SBC breakers that is easy to produce and has outstanding durability, power to weight ratio and serviceability. The first SBC breaker was introduced in 1993, with the latest addition to the range in 2003. The range has been well met by customers and hence resulted in a commercial success of an annual growth of 15%. During 2004, Roland Henriksson will launch the first breaker in the next generation of SBC breakers, keeping Atlas Copco at the forefront in the world of hydraulic breakers.

"To achieve the best function that meets and even exceeds customers' needs, uses as few parts as possible and is easy to produce, is a challenge for all engineers," says Claes Ahrengart, President of Atlas Copco Construction Tools division. *"Roland Henriksson was able to rise to the challenge and find an innovative design, utilizing modern manufacturing technology, that met all of those criteria."*

The innovative Solid Body Concept hydraulic breakers have so far resulted in three patents and have had very positive effects on performance, quality and product cost, compared to their predecessors.

John Munck was one of Atlas Copco's most successful engineers. He worked for the Group between 1930 and 1970 as Atlas Copco's Technical Director and in other positions. The John Munck Award is presented each year to a single product developer or designer, or a team, for outstanding contributions to the overall quality of an Atlas Copco product.

The award will be presented at the Group's annual general meeting in Stockholm, Sweden on April 27, 2004.

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